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                                                                     EXHIBIT 4.1

                               VOTING AGREEMENT


     This Agreement entered into as of the 31/st/ day of August, 1998, by and among ADDvantage Media Group, Inc., an Oklahoma corporation ("AMG") and Maxine
E. Bleich, Richard P. Kamenitzer and Marc J. Sokol (all of such individuals being referred to herein collectively as the "Present Stockholders").

     AMG expects to purchase 550,000 shares of the common stock, par value $.01 per share, of Ventures Education Systems Corporation ("VESC"), a Delaware corporation, pursuant to and in accordance with the terms and provisions of that certain Stock Purchase Agreement ("Stock Purchase Agreement"). The Present Stockholders own, in the aggregate, not less than 1,000,000 shares of the common stock of VESC, which shares represent in excess of 50% of the outstanding voting securities of VESC as of the date hereof. AMG and the Present Stockholders desire to enter into this Agreement to provide for representation by AMG on the Board of Directors of VESC.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants, commitments and agreements set forth herein, the parties hereto do hereby agree:

     1.   Election of Directors.  As long as AMG beneficially owns a minimum of
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10% of the issued and outstanding shares of VESC voting securities, each of the
Present Stockholders agrees, subject to the terms hereof, to vote all the VESC securities which he or she beneficially owns for one person nominated by AMG for membership on the Board of Directors of VESC.

     2.   Vacancies.  In the event a Director nominated by AMG pursuant to this
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Agreement dies, resigns or otherwise ceases to be a Director, AMG shall have the right to nominate a replacement or successor for such former Director, and the Present Shareholders agree to vote all of their VESC voting securities beneficially owned by them for the election of such nominee, or in the event such vacancy is to be filled by the remaining members of the Board of Directors, to direct, and use their best efforts to cause, those Directors of VESC to vote for such nominee; provided, however, in the event a vacancy is filled by a vote of the remaining Directors and the person so nominated is not elected in accordance with this Agreement, the parties agree to cause a stockholders' meeting to be held as promptly as practicable in order to fill such vacancy pursuant to the terms of this Agreement.

     3.   Successors and Assigns; Legend.  The provisions of this Agreement
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shall be binding upon the parties hereto and their successors.  This Agreement shall also be binding on any transferee or assignee of the transferor. Each of the parties hereto agrees not to sell, assign, pledge or otherwise transfer any shares of capital stock now owned by it or hereafter acquired unless the purchaser, assignee, pledgee or transferee thereof agrees by written instrument to be bound by the provisions
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hereof. Each of the parties hereto agrees that certificates representing shares of VESC voting securities which are the subject hereof shall have a legend thereon to the following effect:

     "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT DATED AUGUST 31, 1998, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE COMPANY."

     4.   Term.  The provisions of this Agreement shall terminate at the earlier
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of (i) the expiration of ten (10) years from the date of issuance of shares of
VESC common stock to AMG pursuant to the Stock Purchase Agreement and (ii) the date AMG no longer beneficially owns shares entitled to cast at least 10% of the total votes of all classes of VESC stock entitled to vote for the election of directors.

     5.   Affiliates.  For the purposes of this Agreement, an "affiliate" of a
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specified person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

     6.   Governing Law.  The execution, validity, interpretation and
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performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     7.   Headings.  The headings of this Agreement are not part of the
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provisions hereof and shall have no force or effect.

     8.   Entire Agreement and Amendments.  This Agreement contains the entire
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agreement of the parties hereto relating to the matters contained herein and supersedes all prior agreements and understandings, oral or written, between the parties with respect to the subject matter hereof. This Agreement may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

     9.   Separability.  If any provision of this Agreement is rendered or
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declared illegal or unenforceable by reason of any existing or subsequently enacted legislation or by the decision of any arbitrator or by any court of competent jurisdiction, the parties hereto shall either meet and negotiate substitute provisions or promptly request the court to substitute provisions for those rendered or declared illegal or unenforceable to preserve the original intent of this Agreement to the extent legally possible, but all other provisions of this Agreement shall remain in full force and effect.

     10.  Effect and Assignment of Agreement.  This Agreement shall be binding
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upon the parties hereto and their heirs, executors, administrators, legal representatives, successors and assigns and upon the Company and its respective successors and assigns.

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     EXECUTED as of the day first above written.

                                       ADDVANTAGE MEDIA GROUP, INC.


                                       By  /s/ Gary W. Young
                                       ----------------------------------------
                                           Gary W. Young, Executive Vice
                                           President


                                       /s/ Maxine E. Bleich
                                       ----------------------------------------
                                       Maxine E. Bleich


                                       /s/ Richard P. Kamenitzer
                                       ----------------------------------------
                                       Richard P. Kamenitzer


                                       /s/ Marc J. Sokol
                                       ----------------------------------------
                                       Marc J. Sokol




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